Exhibit (a)(8)
Kraft takeover bid
On 7 September Kraft announced an informal approach for our business which our Board firmly rejected. The UK Takeover Panel then told Kraft to make a formal offer by 9 November or walk away. Kraft announced a formal bid on 9 November which our Board again strongly rejected. On 4 December Kraft sent details of their offer to our shareholders. On 14 December we again formally rejected this and our Board wrote to shareholders to recommend they reject the offer.
Please see below for your questions and answers. If you have any questions you’d like to ask, email Global Colleague Communication
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Top questions
NEW Q. What has happened?
On Monday 14 December we published our Board’s formal response document to Kraft’s offer. The Board once again formally rejected it, and wrote to shareholders to recommend they reject the offer.
NEW Q. Can I see Cadbury’s response document?
Yes. It is available to everyone online at www.cadbury.com. If you are a shareholder it will also be sent to you by post.
NEW Do shareholders need to accept by 5 January 2010? What happens then?
Kraft has announced that the first closing date for its offer will be at 1pm (London time) on 5 January 2010. Kraft has no obligation to extend the offer beyond this date. If Kraft chooses to extend its offer it can also revise its offer terms, including increasing the offer price, before 19 January 2010. If Kraft does not declare its offer unconditional as to acceptances or extend its offer beyond the first closing date, the offer will lapse and Kraft will be unable to make a new offer for Cadbury for a period of twelve months, except with the consent of the Takeover Panel.
Q. Can Kraft change its offer?
Under UK Takeover Code rules, Kraft is able to revise its offer, including increasing its offer price, until 19 January 2010, day 46 of the offer timetable After this date, Kraft will not be able to revise its offer terms unless a new offer is tabled for Cadbury by another Offeror. Under these circumstances the offer timetable will be “restarted” and Kraft will have a period from this date to revise its offer depending on the timetable of another offer.
Q. Can anyone else come in and make an offer? Would they be restricted by any of these timescales?
Subject to Kraft’s offer becoming wholly unconditional, another company or consortium could make a bid for Cadbury. Competing offers would need to be received before Kraft’s formal offer period closes (2 February at the latest).

The Bid
Q. How long will this process run for?
Unless Kraft’s offer becomes wholly unconditional by 2 February 2010 it will lapse. The timescale could be extended if other potential offerors were to announce a firm intention to make an offer.
Q. Does the Board have a price in mind which it would recommend shareholders accept?
The Board is not a liberty to comment publicly on price but it has said that the current offer price from Kraft does not come “remotely close to reflecting the true value of our company”.
Q. What’s the role of the Board – is it to defend the company or get a good price for shareholders?
The Board’s role is to represent shareholder interests and it has said that Kraft’s offer falls “well short” of reflecting the value of Cadbury.
NEW Q. What would happen if another company put an offer in?
Cadbury’s Board is legally obliged to review all offers, after which they will communicate their recommendations to all shareholders.

NEW Q. Do you think another company will enter the bidding?
We can not comment on what other companies may or may not decide to do.
Q. Is it true that Nestle, Hershey and Ferrero are considering a bid for us?
There’s been a lot of speculation about Nestle, Hershey and Ferrero reviewing their options but Nestle has not commented publicly and Hershey and Ferrero have said that there could be no certainty that any proposal or offer would be forthcoming.
Q. What would happen if other companies put offers in?
The Board would consider any offer put to it and there would be implications in relation to the takeover timetable if another formal offer was launched.
Q. If several offers came at the same price what other considerations would there be to making a decision?
The Board has a legal duty to consider all reasonable proposals. If two similar approaches were made, the Board would look at a range of factors such as form and value of consideration, strategic and cultural fit, long-term prospects and whether the deal would be in the best interests of our wider stakeholders and shareholders.
New Q. What is the percentage of shareholders necessary to decide the outcome?
Kraft has specified in its offer document that its acceptance condition is currently 90% although they may choose to reduce this to as low as 50% +1 share. If enough acceptances are received the offer will become legally-binding and Kraft will be obliged to purchase the shares to which the acceptances relate. If they can achieve 90% or more, then under English company law they can force the remaining shareholders to sell their shares.
Q. Will there be a shareholder meeting to take a vote?
No, shareholders accept or reject the offer individually by post. If the number of acceptances meets or exceeds the percentage which Kraft has decided is sufficient for them, then they will declare the offer as being “unconditional” and will gain control of the company.
Q. Is the takeover eventually going to go through?
We do not know. It will be determined by whether a sufficient number of shareholders accept Kraft’s offer.
Q. In an aggressive takeover situation do we still have ultimate control over whether we are taken over or not?
Shareholders own the company and have the ultimate decision on our future. The requisite number of shareholders have to agree to sell their shares for a takeover to go through. Our Board believes that shareholders are better served staying with Cadbury and it is making this case strongly to shareholders.
Q. How much influence are ‘short-sellers’ and hedge funds having on this process?
Hedge funds sometimes take up positions in companies under offer, hedging their bets that if the company is bought, they make a quick profit.
Q. Why is Cadbury for sale?
Cadbury is not for sale. However, all publicly listed companies’ shares are available to be traded.
Cadbury’s plans

Our new vision
New Q. What’s behind our new vision of being ‘the world’s best confectioner’ mean?
Our new vision is to be ‘the world’s best confectioner’. Being the best – for shareholders, for customers, for consumers, for colleagues and for wider society – is an ambitious vision. This demands great performance in whatever we do. It means operating with speed and getting to market first. It’s about quality brands which are loved, as well as people and values which are respected and valued. It’s about growing faster and more profitably than ever before.
New Q. Why change our vision? Don’t we want to be the biggest anymore?
Being the best – for shareholders, for customers, for consumers, for colleagues and for wider society – is an ambitious and more focused vision. There are bigger companies in our industry but we certainly plan to grow aggressively during the period 2010-13 and still expect scale to continue to be a driver of success. We are the biggest in many of our markets in the categories in which we participate. So being the best could well include being the biggest at some point.
Our new VIA plan
New Q. Why change the Vision into Action plan?
The previous VIA plan took us up to 2011. We had already started our mid-term review in the Spring, long before Kraft made their approach. This new phase of the VIA builds on our previous performance and sets out our ambition to raise our game even further, with more stretching targets and a focus on higher performance and higher value.
New Q. What are the new targets?
The new long-term targets take us to the next level of performance. They include:
- 5-7% revenue growth per annum.
- 16-18% operating margin by 2013 (including the delivery of our original goal of good mid-teens margins by 2011).
- 80-90% operating cash conversion from 2010 onwards reflecting the significantly reduced restructuring investment we will need going forward
- double digit growth in dividends from 2010 onwards.
New Q. Why do we need to increase dividends? Will this reduce our ability to invest in our business?
We are still planning to reinvest in the business, but have already made many of the big restructuring investments needed to transform our manufacturing assets. Having invested in this, shareholders expect a good return on their investment. Higher performance enables us to generate a lot more cash which we can return to shareholders by paying dividends.
New Q. How will we meet these targets?
The priorities outlined in our new VIA will enable us to meet these ambitious targets. It is built on realistic goals for each of our markets and categories, with very specific action plans and investment strategies to deliver. Teams will be talking about their specific plans as part of this over the coming weeks.
New Q. Are we making promises we cannot keep?
Absolutely not. We’re being aggressive and realistic. These targets are practical, achievable and sustainable. Leaders right across the business have been involved in creating the plan. The plan has been scrutinised by the CEC and the Board who will not commit to a strategy that they do not believe we can achieve.

New Q. Is the new VIA a response to Kraft?
The work on our new VIA was already underway and part of our business planning process. Its publication has been accelerated to provide the best possible information for our shareholders, so that they can properly value our performance, plans and potential when considering Kraft’s offer.
New Q. Why do we have to deliver more when we’re already doing well?
Our vision is to be the world’s best confectioner. To be the best we must always look for opportunities to deliver higher performance and higher value. This helps us demonstrate the value and potential of Cadbury.
New Q. Will this be enough to convince shareholders to reject Kraft’s hostile takeover bid?
Our new VIA will help us deliver higher performance and higher value for our shareholders over the coming years. The Board and the CEC believe in the great potential of our business as a pure play confectionery company and will continue to make this strong case to our investors.

New Q. We talk about defence a lot, but what about offence? Can’t we buy a company ourselves?
UK takeover rules are designed to ensure fair-play for shareholders when companies are under offer. This means that without shareholder approval, we can’t take what are called “frustrating actions” or create “poison pills”, such as buying other companies to make us in turn harder to buy.
The Kraft bid
NEW Q. How can I get a copy of the Kraft offer?
The official offer made by Kraft on December 4, along with other documents published by Cadbury and Kraft to date in relation to the offer, can be seen at: www.cadburyinvestors.com
NEW Q. What is Kraft offering for Cadbury Shares?
The offer is for 300p (£3) cash and 0.2589 Kraft shares per Cadbury share.
     Or
The offer is for 1,200p (£12.00) cash and 1.0356 Kraft shares per Cadbury ADR.
NEW Q. What is the value of the Kraft offer?
The implied value (based on the closing price of USD 26.71 for a Kraft share on 9 December 2009 and an exchange rate of US$1.62185 to £1.00) was 726 pence (£7.26) for each Cadbury share.
NEW Q. I’m a shareholder, if I want to reject the offer, what should I do?
If you want to reject the offer you should take no action and you should not authorize anyone to take any action in relation to the offer on your behalf.
NEW Q. I’m a shareholder, if I have already accepted the Kraft offer but I have changed my mind and would like to withdraw my acceptance. How do I do this?
If your shares are held in certificated form and you have completed an acceptance form you have received from Kraft, you can withdraw your acceptance at any time up until 5th January by writing to the following the address: Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ. If your shares are held through a bank/broker then please contact your account representative to get instructions as to how to withdraw your acceptance.
NEW Q. I’m a shareholder, do I have to tender/accept the offer in relation to my shares?
No. Each shareholder is entitled to make their own decision.
NEW Q. Do shareholders have to follow the Board’s recommendation to reject the offer?
No. Each shareholder is entitled to make their own decision.
NEW Q. Can shareholders be forced to sell their shares to Kraft/accept the offer?
Shareholders can only be forced to sell their shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.

NEW Q. Do shareholders need to accept the offer by 5 January 2010? What happens then?
Kraft has announced that the first closing date for its offer will be at 1pm (London time) on 5 January 2010. Kraft has no obligation to extend the offer beyond this date. If Kraft does not declare its offer unconditional as to acceptances or extend its offer beyond the first closing date, the offer will lapse and Kraft will be unable to make a new offer for Cadbury for a period of twelve months, except with the consent of the UK Takeover Panel.
NEW Q. Can Kraft increase its offer price?
Under UK Takeover Code rules, Kraft is able to revise its offer until 19 January 2010, day 46 of the offer timetable. After this date, Kraft will not be able to revise its offer terms unless a new offer is tabled for Cadbury by another offeror. Under these circumstances the offer timetable will be “restarted” and Kraft will have a period from this date to revise its offer depending on the timetable of another offer.
NEW Q. I’m a shareholder, what will happen if I do nothing?
You will continue to own your Cadbury shares, however, this is a financial decision and therefore you are encouraged to seek advice from your financial advisor. Shareholders can only be forced to sell their shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.
NEW Q. I have received Kraft’s offer document – what do I need to do with it?
As set out in the formal response document published on 14th December, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
NEW Q. I’m a shareholder and in the package that I received from Kraft there is an acceptance form. What do I do with this?
This is a form to accept the Kraft offer and should be filled in only if you wish to accept the Kraft offer. If you do not want to accept the Kraft offer then do not fill in the form. As this is a financial decision we recommend that if you are in any doubt about what action to take, please contact your financial advisor.
As set out in the formal response document published on 14th December, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
NEW Q. If I have shares through one of our company share schemes, should I have received Kraft’s offer document?
Yes, Kraft has to send it to all registered shareholders as well as all participants in Cadbury share award or option plans. You may get it more than once if you are a shareholder and/or participate in more than one share plan.
NEW Q. I received a copy of Kraft’s offer document – how did Kraft get my home address?
Kraft requested a copy of the share register and the details of those people with pending share awards such as Share Save schemes. Under UK Takeover Panel rules, we were legally obliged to provide them.

Q. How can Kraft make estimates on the synergies of combining our two companies?
As we are a public listed company (plc), Kraft can use our published reports and accounts.
Q. If we go all out against Kraft to defend ourselves against a hostile bid, does that mean Kraft would be more likely to make redundancies if they succeeded in buying us?
Kraft haven’t made it clear what its plan would be if it was successful in acquiring Cadbury. However, all companies know that they need skilled, experienced people to run the business and there will always be good opportunities for good people.
Q. I used to work at Kraft. Should I find out what my ex-colleagues think of the news?
No. Our usual good practice on contacting competitors applies, as stated in Our Business Principles and anti-trust / competition law policy and we need to be especially sensitive at the current time.
Q. How big is Kraft, and what presence does it have in Cadbury markets?
Kraft Foods is the second largest food company in the world with revenues of $42 billion. Its presence in the same markets as Cadbury varies in both terms of size and categories.
Takeover Code & Takeover Panel
Q. What is a hostile takeover?
A hostile takeover is when an approaching company seeks to buy a target company without the support of the target company’s Board.
Q. What is the ‘Takeover Code’ and the ‘Takeover Panel’?
The Takeover Panel is an independent statutory body which monitors and regulates takeover approaches made to any UK-registered company whose shares are traded on a UK-regulated market, such as the London Stock Exchange. It does this using the Takeover Code, a set of rules which provide a framework within which takeovers are conducted with the aim of ensuring the fair treatment of shareholders.
Q. What is an ‘offer document’?
A formal offer document which sets out the conditions of a bid and details of how the bidder would pay for the acquisition if it was accepted by shareholders. A condition of purchase could be the number of shareholder acceptances it wants.
Q. What is a formal offer?
A formal offer is when the proposal is made in writing, is in the public domain, states conditions of purchase (such as receiving regulatory approvals) and crucially, includes committed finance, which will cost the offeror money to get. This is the point where the takeover timetable is triggered.
Q. What is a ‘defence document’?
A ‘defence document’ is the formal response from a Board which does not recommend an offeror’s formal offer. A defence document normally sets out the future strategy of the business and the sources of shareholder value which the company in question expects to create if it remains independent. The document is also an opportunity to rebut in detail any specific points made in the offer document.

Impact on our business plans
Q. Is it still business as usual?
Absolutely. Although there is a lot of media speculation about our business, the best way to prove the strength of our company to our shareholders is to deliver great results consistently. It’s crucial we don’t get distracted and continue to win in the marketplace.
Q. Are there any longer term projects about to be embarked upon that we should shelve? Will there be an impact to any proposed capital projects or people decisions?
Any projects which made sense before Kraft’s proposal still make sense now. We should continue as usual and remain focused on delivering great results. Our best defence is delivering superior shareholder returns.
Q. Should we be making all supplier decisions as usual (e.g. changing suppliers)?
Yes. We should continue with our plans.
Q. What does Kraft’s takeover approach mean for our support for the London Olympic 2012 Games?
Cadbury has a contract with the London 2012 Organising Committee (LOCOG) which is legally binding. Our support and enthusiasm for the Games continues as usual.
Employees
Q. What does this mean for personal and commercial contracts due for renewal in the next six months?
It’s business as usual. We should continue with our plans.
Q. Do we need employee unions to protect employee rights if there is integration in future?
Our unions play an important and valuable role in representing employee views, no matter who owns the company. We feel we have very productive relationships with our unions. We can’t speculate or comment on how Kraft would work with unions were they to be successful.
Q. Should Kraft succeed in taking over Cadbury, does Cadbury have a “poison pill” clause to protect its employees?
“Poison Pill” is an umbrella term for a number of measures which companies can prepare in advance of a hostile takeover which have the effect of making the acquisition prohibitively expensive or otherwise unattractive. Examples are raising new debts or issuing shares which are difficult for shareholders to sell or carry preferential rights. Takeover Panel rules forbid such measures once an approach has been made.
Recruitment & job opportunities

Q. Will the Kraft approach affect our ability to attract external candidates, given the uncertainty around Cadbury?
Any uncertainty is unhelpful when recruiting, but we must continue to recruit and carry on with business as usual.
Q. What should we say to external job candidates under offer?
There’s no change in our position, but they will of course be free to make their decision based on what is reported in the media. Our message for external candidates is the same as our message to colleagues: the Board and the CEC firmly believe in strength of our strategy as a standalone business. We have a unique business with great people, great brands, strong market positions and a very good geographical footprint. We have a clear Vision into Action plan and we are confident we can continue to deliver against this plan.
Q. Are internal applicants for new roles better off staying in their current positions until the situation with Kraft is resolved?
It’s business as usual. We should continue with our plans.
Shares
Q. Does this approach impact the recently-launched Sharesave scheme in any way?
No.
Q. I am assuming that Main Board members are significant shareholders. What are the combined shareholdings of the Main Board?
Main Board members’ share ownership will vary but their share interests are publicly reported in our accounts. However, although there are thousands of individual shareholders, the vast majority of our shares are owned by large institutional investors, such as pension funds or investment banks. This is the norm for most publicly-listed companies.
Pensions
Q. I’m concerned about my pension, is it safe?
Globally Cadbury generally provides pensions to colleagues using custodians such as a trust (as the UK and Ireland), through a foundation (a body created to administer the benefits for the company) or through insurance. In all of these situations the custodian holds assets on behalf of the members. Each jurisdiction is different and any particular concerns that you may have should be referred to your HR partner.
NEW Q. What will happen to Cadbury’s pensioners if Kraft is successful?
Kraft have stated they will respect existing benefits.
If you have any questions you’d like to ask, please email Global Colleague Communication